SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

LIFECELL CORPORATION

(Name of Subject Company)

LIFECELL CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

531927101

(CUSIP Number of Class of Securities)

Paul G. Thomas

Chairman of the Board, President and Chief Executive Officer

LifeCell Corporation

One Millennium Way

Branchburg, New Jersey 08876

(908) 947-1100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Alan Wovsaniker, Esq.

Steven M. Skolnick, Esq.

Lowenstein Sandler PC

65 Livingston Avenue

Roseland, NJ 07068

(973) 597-2500

☐	Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Introduction

This Amendment No. 7 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by LifeCell Corporation, a Delaware corporation (the “Company”), on April 21, 2008, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Company on April 21, 2008, Amendment No. 2 to the Schedule 14D-9 filed with the SEC by the Company on April 25, 2008, Amendment No. 3 to the Schedule 14D-9 filed with the SEC by the Company on April 30, 2008, Amendment No. 4 to the Schedule 14D-9 filed with the SEC by the Company on May 9, 2008, Amendment No. 5 to the Schedule 14D-9 filed with the SEC by the Company on May 12, 2008 and Amendment No. 6 to the Schedule 14D-9 filed with the SEC by the Company on May 19, 2008. Except as otherwise noted, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to include the following information:

“Expiration of Subsequent Offering Period; Consumation of Short-Form Merger

On May 27, 2008, KCI announced in a press release that the subsequent offering period for the tender offer expired at 5:00 p.m. New York City time on Friday, May 23, 2008. The depositary for the tender offer advised KCI that, as of the expiration of the subsequent offering period, approximately 31.1 million Shares had been tendered (including the approximately 25.05 million Shares that were validly tendered during the initial offering period for the tender offer), representing approximately 90.75% of the outstanding Shares. All Shares that were validly tendered during the subsequent offering period have been accepted for purchase, and KCI paid for all such Shares on May 27, 2008.

KCI further announced that following the subsequent offering period, on May 27, 2008, KCI effected a merger to complete the acquisition of LifeCell without a vote or meeting of LifeCell stockholders pursuant to the short-form merger procedure available under Delaware law. In the merger, each of the remaining Shares (other than Shares in respect of which appraisal rights are validly exercised under Delaware law and any Shares owned by KCI or any of its subsidiaries) was converted into the right to receive the same $51.00 in cash per Share, without interest, that was paid in the tender offer and the subsequent offering period. As a result of the merger, LifeCell common stock will cease to be traded on the NASDAQ Global Select Market and LifeCell will become a wholly owned subsidiary of KCI.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(ix)	Press Release issued by KCI on May 27, 2008”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIFECELL CORPORATION

By:	/s/ Steven T. Sobieski
Steven T. Sobieski Chief Financial Officer

Date: May 27, 2008